Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Project Overlord Systems Inc.
8 Marketplace Suite 300
Baltimore, MD 21202
www.projectoverlordsystem.com

Up to $1,069,999.96 in Common Class A at $0.86
Minimum Target Amount: $9,999.22

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Project Overlord Systems Inc.
Address: 8 Marketplace Suite 300, Baltimore, MD 21202
State of Incorporation: DE
Date Incorporated: March 30, 2015

Terms:

Equity

Offering Minimum: $9,999.22 | 11,627 shares of Common Class A
Offering Maximum: $1,069,999.96 | 1,244,186 shares of Common Class A
Type of Security Offered: Common Class A
Purchase Price of Security Offered: $0.86
Minimum Investment Amount (per investor): $249.40

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Friends and Family Early Birds</u>

Invest within the first 72 hours and receive 20% bonus shares

<u>Super Early Bird Bonus</u>

Invest within the first week and receive 15% bonus shares

<u>Early Bird Bonus</u>

Invest within the first two weeks and receive 10% bonus shares

$500+

Level I - Project Overlord Bronze

Become part of the Project Overlord (PO) Investors Club* + Exclusive Project Overlord T-Shirt + 3% bonus shares

$1000+

Level II - Project Overlord Silver

Become part of the Project Overlord (PO) Investors Club* + Receive an exclusive RimTech T-Shirt + 5% bonus shares

$2500+

Level III - Project Overlord Gold

Become part of the Project Overlord (PO) Investors Club* + an exclusive RimTech T-Shirt + Receive an exclusive Project Overlord Polo Shirt + RimTech Logo Hat + 10% bonus shares

$5000+

Level III - Project Overlord Platinum

Become part of the Project Overlord (PO) Investors Club* + Receive an exclusive RimTech Polo Shirt + exclusive RimTech T-Shirt + RimTech Logo Hat + Project Overlord 1/2 Zip Performance Pullover + 15% bonus shares + (1) Launch edition RimTech enabled product unit + Early Pre-Launch Beta App Access

$50,000+

Elite Level - Project Overlord Angel

Become part of the Project Overlord (PO) Investors Club* + Receive an exclusive RimTech T-Shirt + RimTech "NEXT LEVEL" Polo Shirt + RimTech Logo Hat + Project Overlord 1/2 Zip Performance Pullover + 30% bonus shares + Community Outreach Advisory Board Seat + (2) Launch edition RimTech enabled product units + Early Pre-Launch Beta App Access

$90,000+

Board Level - Project Overlord Advisory Board

Receive an exclusive Project Overlord (PO) "Board Member" Polo Shirt + Receive an exclusive RimTech T-Shirt + RimTech "NEXT LEVEL" Polo Shirt + Project Overlord 1/2 Zip Performance Pullover + RimTech Logo Hat + 50% bonus shares + Advisory Board Seat + (4) Launch edition RimTech enabled product units + Early Pre-Launch Beta App Access + (1) Future Launch edition 'NEXTUP' product enabled product unit (Either FIRE for Motorcycles or DASH for Bicycles)

*Project Overlord (PO) investors club: Monthly investor-facing news and updates, quarterly zoom seminar with directors and/or technology experts

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Project Overlord Systems Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Class A Shares at $1.89 / share, you will receive 10 additional Common Class A Shares, meaning you'll own 110 shares for $189. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

The Company and its Business

Company Overview

Project Overlord specializes in the creation & design of Advanced Technology engineered to eliminate the global problem of wheel theft on various vehicle types. Our wheel anti-theft and vehicle anti-theft app-driven technology gives the vehicle owner complete confidence in the protection of their vehicle's wheels and simultaneously provides a tremendous Big Data revenue side. The Company's business model consists of sales through market-tested distributors and dealership sales of our In-tire TPMS unit (standard equipment on all current vehicles for immediate integration into current technology), an accompanying trunk Head Unit technology combined with downloadable apps for both the consumer, dealers, and fleet managers to stop the wheel and vehicle theft as well as recovery and provide complete protection. RimTech provides an incredible source of Data-Driven Revenue focused on providing information on Vehicle Owners to Big Data companies (Google etc.), Auto Dealers, Insurance Providers, OEM Vehicle Manufacturers, Tire Manufacturers, and Fleet Managers, and more. RimTech also possesses a subscription model based on monitoring of $6.99 per month per customer.

Our plan for our first launch product RimTech Wheel Anti-Theft Technology is to sell this product across all states or countries at auto parts stores, major box retailers, online tech websites, small mom and pop automotive shops, custom wheel shops, tire shops, dealerships and direct from manufacturers in an OEM integration capacity. Tire sales chain stores like TRW, NTB, Auto Zone, and Advanced Auto Parts. Big Box stores would include Walmart, Best Buy, Target, and more. Automobile dealers from every make of vehicle would sell RimTech in their parts section, on the vehicles as they are being sold, and monitored for protection of their on-lot vehicles and in their aftermarket sales areas. Online direct-to-consumer online businesses would include Crutchfield, Newegg, TigerDirect, and more.

The top 3 reasons to invest in Project Overlord: (1) favorable market with no current effective technology on the market to solve the global problem of wheel theft a $17B a year problem; (2) a unique Fast Mover advantage in the wheel theft and recovery space in a favorable selling position to quickly establish market share dominance; (3) we believe RimTech will provide Big Data & Monthly Subscription recurring revenue. The initial distribution network would be national auto dealers and distributors on to big box stores and mom and pop stores; expanding to international dealers and distributors accompanied with the public's excitement of being involved by the involvement of lead investors and former NFL players Gary Stills & Eugene Reed III. Project Overlord started in 2015 with the recognition of a gap in solving the world wheel theft problem. Project Overlord's team combined with experts and technology designers came together to create a RimTech, an advanced wheel theft and recovery system mobile app-enabled, our experienced team of C-Suite executives on an incredible Advisory Board specializing in all parts of the technology and deep connections in the automotive industry enabling us to leverage their experience to scale quickly.

Project Overlord has the potential to establish market share and market dominance and enter into the Connected Car space. RimTech provides a tremendous mobility solution and Big Data space capabilities with an advanced directive and a way to get to the connected car space, which is currently estimated at $9B and is projected to grow at a rate of 5% increasing growth rate and is predicted to continue to a substantial growth rate to reach $1.9T in revenue by 2030.* Project Overlord has letters of intent and interest from potential distributors.

*Source: https://www.zdnet.com/article/connected-cars-how-5g-and-iot-will-affect-the-auto-industry/

The Company's Intellectual Property ("IP"): The Company has been granted multiple patents/trademarks in the U.S. and internationally. the patent for RimTech is prevalent in 43 countries. The patents & trademarks are owned by Terrence Gaskin, one of the Founders of Project Overlord. The following are granted

USPTO on [Patents US Patent number 9821766 (granted)

International WIPO Patent PCT/IB2015/056825 (granted)

China Patent Number is ZL 2015 8 0064236.4/ CN107107868 (A) (granted)

South Africa 2017/03352 / ZA20170003352 (granted)

Europe patent number EP3206917 application 15849963.2 (A1 & A4) (granted)

India patent number 201717017048 43/2017 published for 18 months starting 10/27/2017 (has been published)

Continuation patent for other 6 patents for 6 additional product lines

US 15/805,130

Trademarks:

Project Overlord- Words and Company

USPTO Registration Number 5092189

Project Overlord- Logo

USPTO Registration Number 5092190

Project Overlord- RimTech Words and Company USPTO Registration Number 4942884. In addition to these, Project Overlord] has other IP that it is developing including details of trade secrets, etc.

Company Leadership Disclosure

Please note the Company's current CEO does not receive a salary and currently splits his time between two businesses and is part-time with Project Overlord. Please refer to the Director & Officers section and our risk factors for further details. The Company plans to have a full-time CEO once there are available funds.

Competitors and Industry

Competitors and Industry:

Industry: The wheel theft market and losses per year are staggering at over $17B a year to insurers and consumers. Mobility solutions and Big Data connected car space is currently estimated at $9B and is [projected to grow at a rate of 5% increasing growth and is predicted to reach $1.9T in revenue by 2030*.

*Source: https://www.zdnet.com/article/connected-cars-how-5g-and-iot-will-affect-the-auto-industry/

Competition: The Company has no known competition that combines both wheel antitheft and recovery using technology and multiple major competitors in the wheel lock market. Wheel locks have been proven to be 100% ineffective due to the ease of removing them and their vulnerability. Some of the top competitors in the wheel lock industry include: McGuard is the industry leader and the Company's primary competition in the wheel lock industry is White Knight which also owns a significant market share of unknown numbers. These competitors are not direct competitors of similar size and development to Project Overlord. [If this information is publicly available: McGuard currently has revenues over $500M and White Knight has revenue over $100M. Despite the present competitive landscape, Project Overlord's RimTech stands out in the wheel recovery and wheel antitheft industry because there is no company other than RimTech that uses today's technology of cellular tracking using an accompanying app coupled with hardware to stop the theft from occurring as well as recovery of the wheel or the vehicle itself if the wheen is it's attached to it, as well as notifying the police as the theft occurs; as well providing the authorities with real-time tracking information. RimTech also allows authorities for the first time with the ability to prosecute cases for the wheel or vehicle theft by creating a chain of custody between the wheel and the owner.

We believe RimTech is the future of wheel theft prevention!

Current Stage and Roadmap

Current Stage

From inception in mid-2015 to 2017 the company was focused completely on R&D and waiting on US patent approval. From 2017-Dec 2020 the company's focus was on International patent procurement which takes as long as 3 years. From Oct 2020-Dec 2022 Covid-19 hit the US shutting down everything and causing setbacks for the company's development. The team started to work on funding again in Jan 2022.

Project Overlord's product RimTech has developed its proof of concept and is currently in the pre-market prototype stage and we are pre-profit. RimTech's hardware, applications, and backend technology have been designed from top to bottom by our India-based technology design team (mostly contractors) and await this round of funding for completion. Our timeline for completion is 7-9 months including the creation of all prototypes, testing of prototypes in environments, and application testing for a launch within 10 months.

Future Roadmap

Project Overlord's efforts for the next few years will be focused on expanding market share, launching new category lines and products, growing our distribution network, research and development for successful launches of our future products. Future product lines include Fire (Motorcycles), Overwatch (18-Wheelers), Dash (Bicycles), Wolf (Farming Tractors), Yard Dog (Construction Equipment), Tandem (ATV's), and Coastal (Boats). We have 7 new product launches planned over the next 5 years, including future product lines for other vehicle types listed.

The Team

Officers and Directors

Name: Michael Fischer

Michael Fischer's current primary role is with Automotive Software Advisors. Michael Fischer currently services 15-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: June 21, 2021 - Present
  Responsibilities: Manages and directs the company toward its primary goals and objectives. Oversees employment decisions at the executive level of the company. Leading our team of C-Suite executives to consider major decisions including acquisitions, mergers, joint ventures, or large-scale expansion. No Salary and owns .5% equity in the company. Please note currently Michael's primary salary comes from his role as CEO of the company Automotive Software Advisors and he currently works part-time in his role as CEO of Project Overlord approximately 15-20 hours per week. As Project Overlord continues fundraising, the company's founders plan to create a salary package for Michael of

approximately $11,666 a month and for him to transition to be full-time in the future. Please refer to our risk factors.

Other business experience in the past three years:

- **Employer:** Automotive Software Advisors
  Title: CEO
  Dates of Service: April 12, 2008 - Present
  Responsibilities: Manages and directs the company toward its primary goals and objectives. Oversees employment decisions at the executive level of the company. Leads a team of executives to consider major decisions including acquisitions, mergers, joint ventures, or large-scale expansion.

Other business experience in the past three years:

- **Employer:** Project Overlord Systems
  Title: Senior Advisor
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Advisory Board Member on US Auto Dealer network

Name: David Snider

David Snider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: March 07, 2020 - Present
  Responsibilities: Project Overlord's Senior Executive tasked with overseeing the day-to-day administrative and operational functions of Project Overlord's business. Tasked with providing leadership and strategic vision to the organization. Charges with bringing operational, managerial and administrative procedures, reporting structures and operational controls to the company. No Salary

Other business experience in the past three years:

- **Employer:** Compass Real Estate
  Title: Real Estate Consultant
  Dates of Service: April 01, 2014 - Present
  Responsibilities: As a Real Estate Consultant I provide clients with expertise in transactions for Investment Properties, Primary Residences, and High-End Rental Properties. David currently works part-time in this consulting role.

Other business experience in the past three years:

- **Employer:** Sublime Technologies
  Title: Chief Operating Officer
  Dates of Service: January 01, 2017 - March 01, 2020
  Responsibilities: Sublime Technologies Senior Executive with oversight over day-to-day administrative and operational functions of Sublime Technologies. Managerial and administrative procedures, reporting structures and operational controls to the company.

Name: Terrence Gaskin

Terrence Gaskin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January 15, 2020 - Present
  Responsibilities: Sign off on all directional changes of the company including infrastructure changes and personnel, communicate with majority shareholders with proposed directional changes from CEO and Advisory Board. No Equity or salary

Other business experience in the past three years:

- **Employer:** Project Overlord Systems Inc.
  Title: CEO & Founder
  Dates of Service: June 15, 2015 - June 21, 2021
  Responsibilities: Overseeing all aspects of the company

Name: Gary Stills

Gary Stills's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board
  Dates of Service: September 21, 2017 - Present
  Responsibilities: Board Chairman, Sign off on all directional changes of the company including infrastructure changes and personnel, communicate with majority shareholders with proposed directional changes from CEO and Advisory Board Compensation: Equity 12%

Name: Antoinette Gaskin

Antoinette Gaskin's current primary role is with ARC. Antoinette Gaskin currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June 17, 2015 - Present
  Responsibilities: Sign off on all directional changes of the company including infrastructure changes and personnel, communicate with majority shareholders with proposed directional changes from CEO and Advisory Board Compensation: Equity 83.3%

- **Position:** Director of HR
  Dates of Service: January 18, 2019 - Present
  Responsibilities: All HR responsibilities Compensation: None as of now

Other business experience in the past three years:

- **Employer:** ARC
  Title: Advanced Customer Support
  Dates of Service: August 23, 2017 - Present
  Responsibilities: Customer Support

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced

to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational version of RimTech or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for RimTech. Delays or cost overruns in the development of RimTech and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
This Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the

right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Project Overlord Systems Inc. was formed on March 30, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Project Overlord Systems Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that RimTech is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns patents in 43 countries including the US, 3 US trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties

will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on RimTech or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on RimTech could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Chief Executive Officer does not currently receive a salary for his role with the Company and currently splits his time between Project Overlord and another company.

Please note that the Company's CEO's primary salary comes from his role as CEO of another company, Automotive Software Advisors, and he currently works part-time in his role as CEO of Project Overlord approximately 15-20 hours per week. As Project Overlord continues fundraising, the company's founders plan to create a salary package for Michael of approximately $11,666 a month and for him to transition to be full-time in the future.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Antoinette Gaskin	12,465,180	Common Class B	84.61%

The Company's Securities

The Company has authorized Common Class A, Common Class B, and Common Class C. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,244,186 of Common Class A.

Common Class A

The amount of security authorized is 483,000,000 with a total of 5,490,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Class A.

Common Class B

The amount of security authorized is 115,000,000 with a total of 115,000,000 outstanding.

Voting Rights

Super Voting Rights 10 Votes per Share

Material Rights

There are no material rights associated with Common Class B.

Common Class C

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

No voting rights.

Material Rights

There are no material rights associated with Common Class C.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $457,017.00
  Number of Securities Sold: 2,307,820
  Use of proceeds: US & International Patents in 43 countries, Tech Development & Design, Marketing, Meetings trips
  Date: December 31, 2021
  Offering exemption relied upon: Friends & Family

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $5,490.00
  Number of Securities Sold: 5,490,000
  Use of proceeds: Par value
  Date: May 12, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

With a current monthly burn rate of $1,000, we can operate 12 months without revenue genration. We plan to increase this rapidly once we receive adequate funding.

Foreseeable major expenses based on projections:

Product development and completion of (2) mobile apps, backend technology and prototypes would be the major expenses based on our projections.

Prototype testing will also be a major expense. We plan to start prototype development and testing withing 6-10 months of receiving funding.

The estimate is based on the following:

CEO salary $11,666 a month= $62,500

Board Chairman salary $6,000 a month= $30,000

Technology SVP salary $4,000 a month= $20,000

SVP Human Resources $8,333= $41,665

SVP Global Sales salary a month $8,333= $41,665

Office Space= $3,000 a month= $15,000

India Tech team (8 engineers & 2 app designers) $40,000 a month= $200,000

Contract for hardware tech, mobile apps and platform development= $360,000 (pay in full)

Progetan Oversight $10,000 a month= $50,000

Secretary $2,600 a month= $13,000

Total expenses= $833,830

Future operational challenges:

Expanding staff after successful capital raise (hiring has become more competitive in todays market), hardware component procurement (global supply chain component acquisition for hardware development has become more challenging)

Future challenges related to capital resources:

The acquisition of any capital raises would be the future challenge we see at this point. We have a fairly detailed path for growth and the right team in place to scale as long as capital contiues to be procurred as we grow.

Future milestones and events:

Product completion in all production milestones and fulfilling preorders will require major capital raise. In regards to the future financial outlook and futiure cashflows versus past cashflows, the Company is currently in the development stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because our product has preorder LOI's totaling 560,000 units as well as recurring revenue through monthly subscription billing and data sales revenue as we go to market. Past cash was primarily generated through equity investments. Our goal is to get to market with our first product which will increase our cash flows. The Company's historical cash flows are not representative of what is to be expected in the future, because our product has preorder LOI's totaling 560,000 units as well as recurring revenue through monthly subscription billing and data sales revenue as we go to market. Also the team we have assembled is proficient in successful corporate scaling, product development and retail and corporate market introduction, and has the necessary experience and industry connections for multiple successful exit strategies.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Capital resources are currently available to the company:

$5,000 cash on hand

no existing lines of credit or shareholder loans

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this campaign will make up nearly all of our available funds. As such, these funds are critical to company operations. We do not currently have other capital resources available.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign necessary to the viability of the company

Of the total funds that Project Overlord has,100% of what's needed will be made up of funds raised from the crowdfunding campaign

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

At $10,000 we will be able to operate for 10 months. We would use this funding on patent renewals and general operations.

How long will you be able to operate the company if you raise your maximum funding goal?

At our max raise we will be able to operate for a year as we plan to increase our spending.

The estimate is based on the following:

CEO salary $11,666 a month= $62,500

Board Chairman salary $6,000 a month= $30,000

Director of Technology salary $4,000 a month= $20,000

Human Resources $8,333= $41,665

Global Sales salary a month $8,333= $41,665

Office Space= $3,000 a month= $15,000

India Tech team (8 engineers & 2 app designers) $40,000 a month= $200,000

Contract for hardware tech, mobile apps and platform development= $360,000 (pay in full)

Progetan Oversight $10,000 a month= $50,000

Secretary $2,600 a month= $13,000

Total expenses= $833,830

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has currently contemplated a future capital raise for launching the RimTech product, marketing, advertising, additional state and fulfilling initial orders. The Company estimates approximately $75M in funding will be required over the future.

Indebtedness

- **Creditor:** Citizens Bank - Auto Loan
  Amount Owed: $47,000.00
  Interest Rate: 8.74%
  Maturity Date: August 16, 2026

Related Party Transactions

- **Name of Entity:** Terrence Gaskin
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Provided $10,447 for intellectual property expenses, including patent renewals.
  Material Terms: Amount: $10,447, No maturity date, no interest

Valuation

Pre-Money Valuation: $37,291,590.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors including the value of its Intellectual Property and the market.

First, the company utilized a third-party valuation from Inngot on the Intellectual Property portfolio. To create this valuation, Inngot relies on information provided by the company so this is internally created. This placed the value of our IP at $37,300,000. Among the reasons for this valuation is that we have been granted 4 patents related to our technology. We also have had one patent published and another currently in the application phase. We also own multiple trademarks and various intellectual assets. In addition, we currently have letters of interest from various potential distributors.

Project Overlord Specializes in the creation & design of an advanced technology designed to eliminate wheel theft on various vehicle types globally. The technology is App-driven and controlled by users' mobile devices and available in all formats Apple & Android, cellular and tablet. The car security systems market was valued at USD 8,956.7 million in 2021, and it is expected to reach USD 12,704.31 million in 2027, registering a CAGR of around 6% during the forecast period (2022 - 2027). (Source: https://www.mordorintelligence.com/industry-reports/car-security-systems-market)

The automotive sector is undergoing a profound transformation with the digitalization of in-car systems that are necessary to deliver vehicle automation, connectivity, and shared mobility. Moreover, the presence of outdated and basic security systems in economic and low-end cars has led to rising keyless theft incidents. (https://www.mordorintelligence.com/industry-reports/car-security-systems-market).

We believe our technology positions us to take advantage of the current market and trends. Based on the valuation of our IP, the company has a valuation of around $37 million.

The company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.22 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Asset Creative Services*
  1.0%
  Asset Creative Services: We will use [.1]% of the funds to engage StartEngine Crowdfunding, Inc. and/or an independent contractor(s) to provide video production services relating to the promotion of this offering.

- *Marketing*
  95.5%
  We will use 95% of the funds for marketing, ad placement in addition to digital marketing programs to promote campaign.

If we raise the over allotment amount of $1,069,999.96, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  40.0%
  We will use 40% of the funds raised for product development and testing.

- *Company Employment*
  30.0%
  We will use 30% of the funds to pay key personnel for daily operations and tech development, including the following roles: [CEO, Tech Development SVP for oversight of tech development contractors, tech development contractors & Office Administration. Wages to be commensurate with training, experience and position.

- *Asset Creative Services*
  1.0%
  We will use 1% of the funds to engage an independent contractor(s) to provide video production services relating to the promotion of this offering.

- *Operations*
  10.0%
  We will use 10% of the funds for working capital to cover expenses for ongoing day-to-day operations of the Company.

- *Working Capital*
  15.5%
  We will use 15.5% of the funds for working capital to cover expenses for the ongoing day-to-day operations of the Company

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.projectoverlordsystem.com (Financial Reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rimtech

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Project Overlord Systems Inc.

[See attached]

PROJECT OVERLORD SYSTEMS, INC.
A Delaware Corporation

Financial Statements and
Independent Accountants' Review Report

December 31, 2021 and 2020

PROJECT OVERLORD SYSTEMS, INC.

Years Ended December 31, 2021 and 2020

Table of Contents

Independent Accountants' Review Report 1

Financial Statements

Balance Sheets (unaudited) 2

Statements of Operations (unaudited) 3

Statements of Changes in Stockholders' Equity (Deficit) (unaudited) 4

Statements of Cash Flows (unaudited) 5

Notes to the Financial Statements (unaudited) 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Project Overlord Systems Inc.
Baltimore, Maryland

We have reviewed the accompanying financial statements of Project Overlord Systems Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2021 and December 31, 2020, and the related statements of operations, statements of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 4, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 1, 2022
Los Angeles, California

PROJECT OVERLORD SYSTEMS, INC.
BALANCE SHEETS

December 31, 2021 and 2020 (unaudited)

Assets

	2021	2020
Current assets		
Cash and cash equivalents	$ 48	$ -
Total current assets	48	-
Vehicle, net	38,370	-
Trademarks	1,500	1,500
Patent license, net	119,489	128,740
Total assets	$ 159,407	$ 130,240

Liabilities and Stockholders' Equity (Deficit)

	2021	2020
Current liabilities		
Current portion of vehicle loan	$ 8,784	$ -
Total current liabilities	8,784	-
Vehicle loan	31,149	-
Total liabilities	39,933	-
Stockholders' equity (deficit)		
Common Class A Stakeholders, $0.0001 par value, 83,000,000 shares authorized; 4,250,000 and 3,840,000 shares issued and outstanding, respectively	425	384
Common Class B Founders, $0.0001 par value, 15,000,000 shares authorized; 14,887,117 and 15,000,000 shares issued and outstanding, respectively	1,500	1,489
Common Class C Pool, $0.0001 par value, 2,000,000 shares authorized; 0 shares issued and outstanding, respectively	-	-
Additional paid-in capital	545,995	495,559
Retained earnings	(428,446)	(367,192)
Total stockholders' equity (deficit)	119,474	130,240
Total liabilities and stockholders' equity (deficit)	$ 159,407	$ 130,240

See independent accountants' review report and accompanying notes to the financial statements.

PROJECT OVERLORD SYSTEMS, INC.
STATEMENTS OF OPERATIONS

Years Ended December 31, 2021 and 2020 (unaudited)

		2021		2020
Operating expenses				
Professional fees	$	16,367	$	-
General & administrative		31,875		51,781
Depreciation & amortization		11,680		9,251
Total operating expenses		59,922		61,032
Operating loss		(59,922)		(61,032)
Other income (expenses)				
Interest expense		(1,332)		-
Net income (loss) before income taxes		(61,254)		(61,032)
Provision for income taxes		-		-
Net loss	$	(61,254)	$	(61,032)

See independent accountants' review report and accompanying notes to the financial statements.

PROJECT OVERLORD SYSTEMS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2021 and 2020 (unaudited)

	Common Class A Stakeholders		Common Class B Founders		Common Class C Pool				
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total stockholders' equity (deficit)
Balance, December 31, 2019	2,050,000	$ 205	14,331,003	$ 1,433	-	$ -	$ 444,013	$ (306,160)	$ 139,491
Issuance of common stock for cash	-	-	556,114	56	-	-	48,968	-	49,024
Stock-based compensation	1,790,000	179	-	-	-	-	2,578	-	2,757
Net income (loss)	-	-	-	-	-	-	-	(61,032)	(61,032)
Balance, December 31, 2020	3,840,000	384	14,887,117	1,489	-	-	495,559	(367,192)	130,240
Issuance of common stock for cash			112,883	11	-	-	39,989	-	40,000
Stock-based compensation	410,000	41	-	-	-	-	5,627	-	5,668
Contribution from shareholder	-	-	-	-	-	-	4,820	-	4,820
Net income (loss)	-	-	-	-	-	-	-	(61,254)	(61,254)
Balance, December 31, 2021	4,250,000	$ 425	15,000,000	$ 1,500	-	$ -	$ 545,995	$ (428,446)	$ 119,474

See independent accountants' review report and accompanying notes to the financial statements.

PROJECT OVERLORD SYSTEMS, INC.
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2021 and 2020 (unaudited)

		2021		2020
Cash flows from operating activities				
Net income (loss)	**$**	**(61,254)**	$	(61,032)
Adjustments to reconcile net income to net cash				
provided by (used in) operating activities:				
Depreciation and amortization		**11,680**		9,251
Stock-based compensation		**5,668**		2,578
Net cash provided by (used in) operating activities		**(43,906)**		(49,203)
Cash flows from investing activities				
Purchase of vehicle		**(40,799)**		-
Net cash provided by (used in) investing activities		**(40,799)**		-
Cash flows from financing activities				
Proceeds from notes payable		**40,799**		-
Proceeds from issuance of common stock		**40,000**		49,203
Contribution from shareholders		**4,820**		
Principal payments on notes payable		**(866)**		-
Net cash provided by (used in) financing activities		**84,753**		49,203
Net increase (decrease) in cash and cash equivalents		**48**		-
Cash and cash equivalents at beginning of year		**-**		-
Cash and cash equivalents at end of year	**$**	**48**	$	-
Supplemental Noncash Investing and Financing Activities				
Equipment purchased with capital lease	**$**	**-**	$	-
Supplemental Disclosure				
Interest paid	**$**	**1,332**	$	-
Taxes paid	**$**	**-**	$	-

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Project Overlord Systems, Inc. ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

Project Overlord Systems, Inc. was incorporated on April 28, 2016 under the laws of the State of Delaware, and is headquartered in Baltimore, Maryland. Project Overlord specializes in the creation and design of the world's first advanced technology designed to eliminate wheel theft on various vehicle types globally.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally five years for most assets and seven years for vehicles.

Impairment of long-lived assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary on December 31, 2021 or 2020.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinitely lived.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $0 and $0 for the years ended December 31, 2021 and 2020, respectively.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue is recognized when the items are delivered to customers. The Company is pre-revenue has not yet begun earning revenues.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Recent Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Note 2 – Intangible Assets

Intangible assets consist of the following on December 31:

		2021		2020
Patent License	$	157,264	$	157,264
Trademark		1,500		1,500
		158,764		158,764
Accumulated amortization		(37,775)		(28,524)
Intangible assets, net	$	120,989	$	130,240

Amortization expense for the years ended December 31, 2021 and 2020 was $9,251 and $9,251, respectively.

Note 3 – Property and Equipment

Property and equipment consist of the following on December 31:

		2021		2020
Vehicle	$	40,799	$	-
		40,799		-
Accumulated depreciation		(2,429)		-
Property and equipment, net	$	38,370	$	-

Depreciation expense for the years ended December 31, 2021 and 2020 was $2,429 and $0, respectively.

Note 4 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $428,446 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 5 – Common Stock

At both December 31, 2021 and 2020, the Company has three classes of common stock (Class A Stakeholders, Class B Founders, and Class C Pool). As of December 31, 2021 and 2020 there were 83,000,000, $0.0001 par value, shares of common class A Stakeholders stock authorized, with 4,250,000 and 3,840,000 shares issued and outstanding, respectively. As of December 31, 2021 and 2020 there were 15,000,000, $0.0001 par value, shares of common class B founders stock authorized, with 14,887,117 and 15,000,000 shares issued and outstanding, respectively. As of December 31, 2021 and 2020 there were 2,000,000, $0.0001 par value, shares of common class C pool stock authorized, with no shares issued and outstanding. The class B founders stock has 10 votes for every one share and the other two classes of common stock have one vote per share.

During the year ended December 31, 2020, there were 556,114 shares of class B founders shares issued for $49,024. There were 1,790,000 shares of class A stakeholders stock issued at par value for a value of $179.

During the year ended December 31, 2021, there were 112,883 shares of class B founders shares issued for $40,000. There were 410,000 shares of class A stakeholders stock issued at par value for a value of $41.

Restricted Stock

During the past, the Company entered into advisory agreements which provides the grant of shares, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding December 31, 2019	2,050,000	$ 0.01	-
Granted	1,790,000	-	-
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2020	3,840,000	$ 0.01	9.1
Granted	410,000	0.0	-
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2021	4,250,000	$ 0.01	8.1

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of the grant. The unrecognized compensation expenses calculated under the fair value method for shares expected to vest as of December 31, 2021, and December 31, 2020, were $5,627 and $2,578, respectively.

Note 6 – Related Party Transactions

During the year ended December 31, 2021, there were $10,447 of contributions from members of management to fund Company expenses.

Note 7 – Promissory Notes & Loans

During 2021, the Company entered into an auto loan agreement and the terms are as follows:

					For the Year Ended December 31, 2021			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Interest Expense**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Auto Loan	$ 40,779	8.74%	8/14/2021	8/14/2026	$ 1,332	$ 8,784	$ 31,149	$ 39,933
Total					$ 1,332	$ 8,784	$ 31,149	$ 39,933

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 8,784
2023	8,784
2024	8,784
2025	8,784
2026	4,797
	$ 39,933

Note 8 – Income Taxes

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (16,538)	$ (16,479)
Valuation Allowance	16,538	16,479
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (48,795)	$ (32,257)
Valuation Allowance	48,795	32,257
Net Provision for income tax	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had a federal cumulative net operating loss ("NOL") carryforward of $180,723, and the Company had state net operating loss ("NOL") carryforwards of approximately $180,723. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

Note 9 – Commitments and Contingencies

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Note 10 – Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 1, 2022, which is the date the financial statements were issued. There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

RimTech by Project Overlord

Advanced Wheel Theft Protection and Recovery


PROJECT OVERLORD
KEEPING WHAT'S YOURS...YOURS!
Advanced Wheel Theft Protection and Recovery
RIMTECH
A3 Sportback 2014
Red
38 PSI
38 PSI
ALARM! Movement
46°F
46°F
46°F
46°F

Website | Baltimore, MD | TECHNOLOGY

Project Overlord has developed an app-enabled wheel anti-theft and recovery system called RimTech that finally addresses the $17 billion global menace of wheel theft. RimTech is currently in the pre-market prototype stage, with patented technology providing unprecedented abilities to stop wheel theft and to track wheels after they are stolen.

$0.00 raised

0 Investors	$37.3M Valuation
$0.86 Price per Share	$249.40 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- RimTech plans to provide Retail and Enterprise Fleet Sales, Big Data & Monthly Subscription based revenue. We have LOI's (Letters of Intent) for future orders from distributors globally and are currently in discussions with three (3) major auto manufacturers.
- The connected car solutions market is currently valued at $9B and is predicted to reach $1.9T in revenue by 2030*.
- Led by a strong team of founders and C-Suite advisors with backgrounds in the Automative, Mobility, Tire OEM, Big Data Analytics, Military sales, Telematics, Scaling and Toll Manufacturing arenas.

Source*

RimTech is currently still in development and not yet available on the market.

Reasons to Invest

- RimTech plans to provide Retail and Enterprise Fleet Sales, Big Data & Monthly Subscription based revenue. We have LOI's (Letters of Intent) for future orders from distributors globally that will increase our data revenue and sales revenue once the product is on the market. We are currently in discussions with three (3) manufacturers to determine the best partner and fit for integration in all vehicles.
- The connected car solutions market is currently valued at $9B and is predicted to reach $1.9T in revenue by 2030 (Source).
- Led by a strong team of founders and C-Suite advisors with backgrounds in the Automotive, Mobility, Tire OEM, Big Data Analytics, Military sales, Telematics, Scaling and Toll Manufacturing arenas.

OVERVIEW

Using Technological Innovation to Stop Wheel Theft


Technology that eliminates wheel theft
Cellular & GPS tracking
Shielded RF & Bluetooth Connectivity
Hardware is embedded in the wheel and vehicle trunk
Retail & enterprise for fleets accompanying Mobile apps

Project Overlord specializes in the creation and design of technology engineered to eliminate the global problem of wheel theft on various vehicle types. According to our research, there is no other company using this approach to stop wheel theft.

RimTech uses state-of-the-art cellular and GPRS tracking technology to stop theft from occurring and to aid in the recovery of stolen wheels. If suspicious wheel movement is detected, the hardware embedded in the wheel causes an automatic alarm to sound and the vehicle's owner is notified through the app.


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*The above graphic contains images of our beta app which is currently not available for general use.

RimTech also notifies the police and provides them with real-time tracking information on the wheel's location, the make, model, year and color of the vehicle as well as a picture of the wheels. In addition, our technology, which has been well received by police departments around the world, allows authorities to prosecute cases for wheel and vehicle theft that have been difficult to prove in court; by creating a chain of custody between the wheel and the owner.


RIMTECH
38 PSI
38 PSI
ALARM! Movement
46°F
46°F
46°F
46°F
Call Police (911)
Disarm
Track Wheel
Cancel
RimTech
Notifies the police
Real-time tracking on wheel's location
Authorities can prosecute cases

*The above graphic contains images of our beta app which is currently not available for general use.

We are led by a strong team of advisory board members with experience as founders and C-Suite advisors in the Automotive, Mobility, Tire OEM, Big Data Analytics, Telematics, Military Sales, Scaling, and Toll Manufacturing arenas. Early investors include former NFL athletes Gary Stills from the Kansas City Chiefs and Eugene Reed from the Miami Dolphins.

THE PROBLEM

Wheel Theft is an Unaddressed Epidemic

While car theft has improved in recent years with innovative security measures, standard vehicles with alloy wheel theft losses continue to grow in staggering numbers. Post-market tires are some of the most popular automotive accessories, ranking second in theft after typical vehicle wheels. The more expensive the vehicle, the more expensive the wheels (Source).

Under the nomenclature of the FBI's Uniform Crime Reporting (UCR) Program, "thefts of motor vehicle parts and accessories" are classified as "larceny-theft" (Source). Thefts such as motor vehicular, burglary and larceny-theft, such as tire and rim thefts, are considered "property crimes" (Source). Much like other automobile crimes, tire and rim theft are crimes of opportunity (Source). According to one U.S. County estimate, a spokesman for the Maryland-based Tire Industry Association estimated the value of tires stolen each year is at least $1 million (Source).

$3-4,000

Average Cost To Replace Rims, Tires & Other Vehicle Damage

*Average cost estimated internally.

Wheel theft has shown to disrupt livelihoods, increase insurance costs, and damage vehicles. Dealerships are hit at an especially high rate, with wheels stolen off many of their vehicles at once.



The main defense for wheel theft until now has been wheel locks. However, these have proven to be easily removed, rendering them essentially ineffective.

THE SOLUTION

Easily Integrated, Easy-to-Use Anti Theft Technology

RimTech is designed to send real-time notifications to the car's owner if the software suspects suspicious wheel activity.

If it's a false alarm, the user can press a button and disarm RimTech. If it's an in-progress theft, RimTech automatically upgrades the alert and begins tracking, sending updates to the user and alerting the authorities of the make, model, color, and VIN of your vehicle, tire information and a photograph.


Car owners are notified immediately during wheel theft

Our technology is compatible with standard equipment on all current vehicles. RimTech integrates **existing** Tire Pressure Monitoring System (TPMS) hardware with additional technology such as an accelerator sensor, SIM chip, GPRS modem, RF Transmitter, and the ability to alert owners of wheel tampering and track the wheel's location. The design of RimTech is what makes integration into all vehicle types and partnerships with auto manufacturers possible.

The TPMS hardware is embedded into the wheel, while the CPU-enabled head unit is safely locked away in the vehicle's trunk. Both devices are sprayed with an EMI/RFI coating to prevent tampering by electromagnetic pulses.


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*The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development not yet available on the market.

RimTech's hardware, applications, and backend technology have been designed from top to bottom by our India-based technology design team, made up of former engineers from Motorola and Qualcomm.

Sales, Data, and Subscriptions

Project Overlord's business model consists of sales through market-tested distributors and automotive dealerships of our in-tire TPMS unit, along with an accompanying trunk Head Unit controlled by our downloadable app.

RimTech also provides an incredible source for data driven revenue by providing information on vehicle owners to Big Data companies, auto dealers, insurance providers, OEM vehicle manufacturers, tire manufacturers, fleet managers, and more. RimTech also charges a subscription model for our monitoring services of $6.99 per month.

$6.99

Monthly Subscription

Your Go-To Solution for Wheel Anti-Theft & Recovery



We expect our cost to dealers is $1,200 per dealer, for all on-lot vehicles. This gives the dealers peace of mind, coverage against mass theft of units, additional revenue sources with integration and aftermarket parts department sales as well as lower future insurance premiums. We plan for RimTech to be sold across all states or countries at auto parts stores, major box retailers, online tech websites, small mom and pop automotive shops, custom wheel shops, tire shops, dealerships, and direct from manufacturers in an OEM integration capacity.

With a first-strike fast mover advantage, we believe RimTech is perfectly positioned to become the go-to solution for wheel anti-theft and recovery for consumers, dealers, and fleet managers across the globe.

OUR TRACTION

Global Enthusiasm for our Product

Currently, we have letters of intent for future orders from distributors globally that will increase our data revenue and sales revenue once the product is on the market. Also, we are in discussions with 3 (three) manufacturers to determine the best partner and fit for integration in all vehicles.


RIMTECH
38 PSI
38 PSI
ALARM!
Movement
46°F
46°F
46°F
46°F
Call Police (911)
Disarm
Track Wheel
Cancel

*The above graphic contains images of our beta app which is currently not available for general use.

RimTech is patented in 43 countries, including the US, Canada, the European Union, South Africa, China, and Germany. Our apps and hardware are designed and ready for prototype builds.


21
Countries

THE PRESS

Media Enthusiasm for RimTech

Since our launch, we have received worldwide media coverage due to the demand for our technology. RimTech has been featured in publications such as CBS News, Bloomberg Radio, Innovation and Tech Today, and more:


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*The above is a marketing video featuring a spokesperson and includes a rendering of a future product. Images are computer generated demo versions. Product is still currently under development not yet available on the market.

THE MARKET

Revolutionizing a Rapidly Growing Industry

The connected car solutions market is currently estimated to be valued at $9B and is predicted to reach at least $166B in sales by 2025 (Source).


The tire market is expected to reach $218.8B, globally, by 2030.

(Source)

Our closest competitor is the wheel lock industry, currently dominated by companies such as McGuard and White Knight. However, wheel lock companies are not direct competitors to Project Overlord as our patented technology provides a significantly different approach to wheel theft protection.



*The above graphic contains images of our beta app which is currently not available for general use.

WHY INVEST

Solving a Massive Problem on a Global Scale

This is an opportunity to invest in a new, innovative technology built to stop a global problem with no current solution. According to our research, Project Overlord has no competitors that combine wheel antitheft and recovery in their technology.


1.3M
Automobile wheel theft cases in 2017
$9B
Projected connected car solutions market by 2025
43 countries
RimTech is patented in 43 countries (US, China, South Africa, UK)

(Source)

Wheel theft is a multi-billion dollar problem, and RimTech is the solution. With a dynamic Advisory Board of C-Suite executives to lead the company to scale, and letters of interest, we are ready to make wheel theft a thing of the past (Source).

Project Overlord's efforts for the next few years will be focused on expanding market share, launching new category lines and products, growing our distribution network, and continued research and development. We plan to have 7 new products launch in the next 5 years, including Fire (Motorcycles), Overwatch (18-Wheelers), Dash (Bicycles), Wolf (Farming Tractors), Yard Dog (Construction Equipment), Tandem (ATV's), and Coastal (Boats).

TITLE

Header

Incubated at the Clean Energy Business Incubator Program (CEBIP) within Stony Brook University in New York, StorEn delivers proprietary vanadium flow batteries to revolutionize the world of residential and industrial energy storage.

This technology brings superior performance at a lower cost, providing more efficient, safe, environmentally friendly and cost-effective energy storage. StorEn takes what vanadium batteries already deliver - durability and sturdiness - and through extensive R&D has enhanced the electrical efficiency of the stack and the energy density of the electrolyte and module, ultimately reducing costs. Our research has led to four international PCT patents and five trademarks to date.



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Loren is simply dummy text of the printing and typesetting industry. Lorem Ipsum has been the industry's standard dummy text ever since the 1500s, when an unknown printer took a galley of type and scrambled it to make a type specimen book.



Loren is simply dummy text of the printing and typesetting industry. Lorem Ipsum has been the industry's standard dummy text ever since the 1500s, when an unknown printer took a galley of type and scrambled it to make a type specimen book.



Loren Iss simply dummy text of the printing and typesetting industry. Lorem Ipsum has been the industry's standard dummy text ever since the 1500s, when an unknown printer took a galley of type and scrambled it to make a type specimen book.

April 2015

Project Overlord Launches!

Project Overlord launches with a game saving technology idea to stop wheel theft!

June 2015



RimTech starts to receive global attention for its technology!

CBS News, Bloomberg and news outlets in the US and around the world including Russia, Japan, Europe, Germany, S. Africa and more flood the internet and media with the stories and hailing of RimTech!

November 2015

Project Overlord sets out globally to design RimTech with the best of the best!

Project Overlord signs partnerships with award winning mobility developers in India including Progetan for project oversight, Fossilshale for design, IBM and the #2 India based tech patent attorney's

April 2016

Project Overlord files its first US Provisional Patent for RimTech

The patent journey begins with our first filing for Patent protection for RimTech

November 2017

First Patent for RimTech approved in the US!

RimTech receives its first US Patent

November 2019

RimTech patent approval goes global!

RimTech Patent is approved in the UK, S Africa, China & 41 other countries. We now OWN our future!

April 2020



Project Overlord assembles a world class Advisory Board

We assemble an incredible Advisory Board of C-Suite executives from Automotive, Technology, Funding, Telematics, Big Data, Military, Toll Manufacturing & Distribution sectors to get RimTech to launch!

Oct 2020-Aug 2021



Pandemic starts and cripples businesses globally slowing our progress

The global Coronavirus pandemic puts a halt to all activities raising capital as startup funding dries up and investors look to shore up and protect their current investment portfolio assets.

Feb 2022



Project Overlord ready to run and engages StartEngine!

Project Overlord and StartEngine join forces for the funding of RimTech!

In the Press

killerstartups | THE SHOP | BISNOW | GPS WORLD | Technically | SPEEDVILLE

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Meet Our Team



Gary Stills

Investor, Founder, Board Member

Former NFL player for 13 seasons with the Kansas City Chiefs and Baltimore Ravens.



Terrence Gaskin

Founder, Board Member, Former CEO

Terrence comes from the insurance industry as a business insurance broker and entrepreneur, he is one of the founders of the company.



Antoinette Gaskin

Founder, Board Member.

Antoinette comes from the executive management arena.



Michael Fischer

Chief Executive Officer

Michael's passion is leading our disruptive technology start-up that can rapidly improve the automotive industry. His mission with Project Overlord is to execute an dynamic sales and business development model to promote our products, impact markets, create a monster revenue model and lead Project Overlord to scale to Big B numbers.



David Snider

Chief Operations Officer

Project Overlord's Senior Executive tasked with overseeing the day-to-day administrative and operational functions of Project Overlord's business. Tasked with providing leadership and strategic vision to the organization. Charges with bringing operational, managerial and administrative procedures, reporting structures and operational controls to the company.



Rich Haddad

Senior Advisor Toll Manufacturing & Government Contracting

Rich is a former executive with Carlisle Corporation, one of the world's largest aftermarket auto parts manufacturers and currently the Director of Business Development for Navistar Defense, with a track record of rapid growth with US and Int'l P&L experience. WIth a focus on customer direct markets - DoD/Gov't & B2B with track record creating markets, market segments, manufacturing and branding new companies. Rich's mission with Project Overlord is to advise on toll manufacturing, global sales and development and partnerships with global, local, state and federal government's for sales of our products. Rich is considered one of the top 10 experts in the world in toll manufacturing and government sales.



Crystal Jeffrey-Alexander

Senior Advisor Automotive OEM Manufacturers

As Project Overlord Systems's Chief Financial Officer, Crystal brings an enormous range of experience in the automotive world working as the Director and Senior Manager of Volkswagen USA and Audi of America in their consumer and commercial credit divisions, where she led the credit activities for their $32B portfolio for the past 16 years. Her wealth of experience in a global auto manufacturer rising through the ranks from analyst to Director is a true testament to her abilities and what she brings to the Project Overlord team. She doubles as a valued Advisory Board Member on Automotive Manufacturer Relationships.



Michelle Crockett

Senior Advisor Supply Chain & Global Logistics

Michelle is a dynamic leader an Global Operations specialist with significant experience in developing and executing Supply Chain management with 20+ years leading S&OP, manufacturing, operations, distribution, customer service, procurement and supplier management initiatives for consumer products. As the VP of Global Operations of Costa Sunglasses, one of the world's largest suppliers of Eyewear; as well as Senior Director of Distribution for Luxottica, the world's largest eyewear manufacturer; she is experienced in supply chain and operations experience in ECommerce, Retail, Wholesale, and 3PL environments on a global stage. She possesses strong cross-functional leader promoting teamwork and collaboration to drive sustainable process improvements and best practices to deliver cost, service and profitability initiatives.

As an advisor, Michelle advises on Global Supply Chain Operations, Logistics, Strategic Operations Planning, Performance and Growth Management and will support senior management balance short- and long-term needs to move Project Overlord from early growth stages through scaling. In addition to managing financial resources effectively and providing performance reporting, Michelle will help the team to document and execute a disciplined long-term plan to successfully grow. She will encourage collaboration and communication across all production disciplines, helping to define high level goals and the plan to achieve them. She will also work with all teams to identify and resolve competing priorities & dependencies to ensure that teams are focused on moving Project Overlord forward into the global marketplace.



Brenda Barta

Senior Advisor Aftermarket Automotive Sales

Brenda as Michael's partner leads Automotive Software Advisors that helps start-ups and small businesses with Auto delar relationship cultivation that are rapidly improving the automotive industry. Their mission with Project Overlord is to execute an economical sales and business development model to promote our products, impact markets and lead Project Overlord to scale in industry sales. Mike and Brenda have been and are very successful at developing flexible, adaptable, and agile companies like Project Overlord to grow and thrive while navigating our disruption in the automotive industry with our innovative technology with a network of over 25,000+ automotive professional connections at the Dealer, Distribution and Wholesale levels.



Jote Taddese

Senior Advisor Data Analytics

Jote brings his experience as an Advisory Board member to help advise on Project Overlord's Data Strategy and help with our technology partners on the implementation of Project Overlord's data driven innovations in the form of our proof-of-concepts (POC) by helping to Project Overlord to form agile and cross-functional teams. His experience is in Analytics, Big Data, POC Design and Implementation, Creating Company Opportunities into Value Streams, Influencing Technology Strategy, and Providing Leadership to a Business's Intelligence Team.

Jote Taddese is one of the top 10 experts in the world in Big Data, Analytics and IOT Enterprise Product Development



Jon Redmond

Senior Advisor Telematics & Retail Analysis

Jon, a former Airborne Ranger, Captain and Company Commander in the US Army, brings a wealth of experience in Automotive Telematics, Automation and Connected Environments from Honeywell Automation, a division of Honeywell; where his core responsibilities included leading a 1,600 FTE marketing team, developing strategy and leading 3 internal start-ups focused on automotive IT, licensing and special government contracts. He has also been a Founder of multiple successful startups as well as leading strategy, customer acquisition, executing operations, and expanding markets, engagements and fundraising across the spectrum of his career.



John Walsh

Senior Advisor Funding

John is an experienced senior business professional with a demonstrated history of leading successful initiatives across strategic planning, consulting, financial services, fundraising and retail. Skilled in Strategy, M&A Negotiations, Business Planning & Optimization, Marketing, Business Development, Team Building, Funding and Market Management. Using his results-driven insights', his wealth of Strategic Planning and his hands-on approach to help guide organizations who need innovative funding solutions he creates connections with the partnerships that actually gets results. John has led multi-billion dollar funding initiatives with Red Ventures & Element Brands.

As a Advisory Board member John brings a plethora of experience in strategic planning, fundraising and global relationships that expands Project Overlord's worldwide reach capabilities.



Tony Jones

Senior Advisor Strategy

Tony Jones in his carer has led global strategy for Best Buy for 17 years amonf many other global Fortune 500 companies and brings his wealth of Strategy expertise to Project Overlord's Advisory Board



Diana Bassett

Senior Advisor PR & Branding

Diana brings her vast experience of Public Relations and Branding to Project Overlord's Advisory Group. Having over 15 years of Public Relations experience and 6 years of Corporate and Celebrity branding experience, she has been responsible for media coverage for Project Overlord from the outset having garnered press coverage from multiple global media outlets such as Bloomberg, CBS, CNN and many more. She has worked for names such as McDonald's, Apple and Disney.



Nick Thorne

Global Sales

Nick Thorne has been involved in international automotive accessory manufacturing and sales specifically with European, North American,and Chinese manufacturers. As the former CEO and co-founder of Manik 4x4, which manufactured its own product line with factories in the US and Mexico. During this period Manik exhibited at the SEMA Show for 20 years remaining active within the organization with one of the owners holding a position on the SEMA Board. Nick developed close relationships with fellow manufacturers and distributors internationally.

With Manik 4x4, then joining Project Overlord to continue his love affair with the US and global aftermarket. Nick currently works part-time for Project Overlord.



Makarand Vairagare

Director of Technology

Makarand has over 15 years of experience in Mobility Solutions focusing Delivery Management and Sales. He has been instrumental in laying and executing right set of Practices and Processes for his associated organizations, helping them reaching global Mobility Industry map. Successfully lead and built efficient and high quality teams delivering profitable businesses from scratch in extremely competitive environments. Passionate, lead from the front, ethical, firm believer in work life balance.

Makarand is focused and works on the Emerging and Innovative Mobile Technologies. Prior to joining Project Overlord, he has overseen the development of 100+ mobile applications & experiences for over 90+ clients in the mobile space working with mobile ISVs, OEMs and Wireless Carriers. Makarand currently works part-time for Project Overlord.

Offering Summary

Company	Project Overlord Systems Inc.
Corporate Address	8 Marketplace Suite 300, Baltimore, MD 21202
Offering Minimum	$9,999.22
Offering Maximum	$1,069,998.93
Minimum Investment Amount (per investor)	$249.48

Terms

Offering Type	:	Equity
Security Name	:	Common Class A Shares
Minimum Number of Shares Offered	:	11,627
Maximum Number of Shares Offered	:	1,244,185
Price per Share	:	$0.86
Pre-Money Valuation	:	$37,291,590.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

$500+

Level I - Project Overlord Bronze

Become part of the Project Overlord (PO) Investors Club* + Exclusive Project Overlord T-Shirt + 3% bonus shares

$1000+

Level II - Project Overlord Silver

Become part of the Project Overlord (PO) Investors Club* + Receive an exclusive RimTech T-Shirt + 5% bonus shares

$2500+

Level III - Project Overlord Gold

Become part of the Project Overlord (PO) Investors Club* + an exclusive RimTech T-Shirt + Receive an exclusive Project Overlord Polo Shirt + RimTech Logo Hat + 10% bonus shares

$5000+

Level III - Project Overlord Platinum

Become part of the Project Overlord (PO) Investors Club* + Receive an exclusive RimTech Polo Shirt + exclusive RimTech T-Shirt + RimTech Logo Hat + Project Overlord 1/2 Zip Performance Pullover + 15% bonus shares + (1) Launch edition RimTech enabled product unit + Early Pre-Launch Beta App Access

$50,000+

Elite Level - Project Overlord Angel

Become part of the Project Overlord (PO) Investors Club* + Receive an exclusive RimTech T-Shirt + RimTech "NEXT LEVEL" Polo Shirt + RimTech Logo Hat + Project Overlord 1/2 Zip Performance Pullover + 30% bonus shares + Community Outreach Advisory Board Seat + (2) Launch edition RimTech enabled product units + Early Pre-Launch Beta App Access

$90,000+

Board Level - Project Overlord Advisory Board

Receive an exclusive Project Overlord (PO) "Board Member" Polo Shirt + Receive an exclusive RimTech T-Shirt + RimTech "NEXT LEVEL" Polo Shirt + Project Overlord 1/2 Zip Performance Pullover + RimTech Logo Hat + 50% bonus shares + Advisory Board Seat + (4) Launch edition RimTech enabled product units + Early Pre-Launch Beta App Access + (1) Future Launch edition 'NEXTUP' product enabled product unit (Either FIRE for Motorcycles or DASH for Bicycles)

*Project Overlord (PO) investors club: Monthly investor-facing news and updates, quarterly zoom seminar with directors and/or technology experts

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Project Overlord Systems Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Class A Shares at $1.89 / share, you will receive 10 additional Common Class A Shares, meaning you'll own 110 shares for $189. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video Transcript:

David Snider- "I'm David Snider Chief Operating Officer at Project Overlord. I'm excited to be a part of the creation of revolutionary next generation technology to stop the global issue of wheel theft. RIMTECH is working to stop wheel theft in its tracks all over the world."

Narrator- "It's 2022 and property crime has been decreasing steadily in the US for the past decade. And incidences of auto theft are down 72% due to advancements in auto theft technology. Yet wheel theft is up 187% why? A technology solutions gap exists in the marketplace. Wheels don't connect the car's alarm system. Finally there's a solution, Project Overlord Systems Inc. has developed a system to effectively stop wheel theft. Example?

RimTech from Project Overlord notifies the owner on their mobile device that their wheels are being tampered with. If its a false alarm, the user presses a button and disarms RImTech. If its an in-progress theft, RImTech automatically upgrades the alert and tracking updates start to the user and to the authorities with the make, model, color, VIN of your vehicle and the tire information and picture. RimTech helps stop the theft and catch the bad guys red handed. Even if they get away because you couldn't stop them, you know exactly where your wheels are."

Michelle Crockett- "My name is Michelle Crockett and I'm excited to be a member of the RimTech advisory board bringing operations and advisory experience to the team. We believe RimTech has the potential to wipe out wheel theft as we know it. The technology of wheel locks that currently exists on the market has been around for a long time and is antiquated. We believe they're not up to the challenge of 21st century technology. Consumers and automotive dealers are getting clobbered by dozens of wheel thefts at a time. RimTech is bridging the gap and re-calibrating the playing field. From an investment side, data is the new oil and the sellable data generated from RimTech's technology would be a boost to our revenue. We believe consumers, corporate fleet managers and insurance companies will win with our technology."

Narrator- "RimTech's TPMS is securely and inconspicuously embedded inside the tire to prevent tampering and damage while the CPU enabled head unit is safely locked away in the vehicle's trunk. Both devices are sprayed with a thin EMI/RFI coating for protection from electromagnetic pulses."

Srikanth Gunji- "Project overlord is here to solve one of the significant problems in the automotive industry ! Wheel theft is much more impactful than what is commonly perceived . We are proud partners on this project that is poised to deliver a Technology breakthrough to secure Consumers Wheels. Leveraging Ai and IOT, we believe Project Overlord, has an answer for this international problem of stolen wheels."

Narrator- "Invest now at our page at www.startengine.com/rimtech. Helping you sleep safe and sound! RimTech...The next evolution of wheel theft prevention is here."

Overview Section Video Transcript:

An audible proximity alert is detected and sent to the users cellphone due to a thief making an attempt to take the users wheels. RimTech's audible alarm spooks the would be thief, the user can disarm the device by simply pressing the disarm button and RimTech goes back into its standby mode. This time there's an actual threat, The user picks up their device and sees the higher level movement alarm. The thief is undeterred by The loud alarms and removes the users wheels. RimTech independently notifies the police immediately. The user presses 911 from RimTech's application and heads out while on the phone with the police. The wheel thief takes off of the wheels due to them being fast And the user of being a short distance away

The user presses track to locate their wheels using RimTech's tracking technology had already started tracking the wheels down to radius of 10 feet, showing the map location and an overhead view of the address. The user can then call the police from RimTech's application and bring the Calvary. RimTech is available in a variety of platforms for iPhone android iPad and tablets all downloadable from the App Store and google play store.

The Press Section Video Transcript:

Welcome to EmergingTech Brew, the technologies that will shape the future of business, I'm Sierra Cozzens.

For the last 100 years, wheel theft has been a prevalent criminal enterprise, but today's thieves are unstoppable and uncatchable. This age-old crime is a multi-billion dollar global black market industry, with no solution gap to stop it, other than wheel locks which have been shown to be completely ineffective.

Well, a new game changing product on the horizon can change that. Slated for an early 2023 release and garnering international media coverage, that game changer is called RimTech, and it fits the bill to stop these thieves. The technology works using connected car technology, re-imagined existing automotive hardware and a user's mobile device by tying the vehicle's wheels to the vehicle and its owner through an app. RimTech also finally allows the authorities to mount successful prosecutable cases against thieves by creating an electronic chain of custody.

When the vehicle's wheels are being tampered with, RimTech automatically notifies the vehicle owner's mobile device and local law enforcement as it begins tracking the wheels', sending simultaneous moment by moment location updates. Project Overlord has already had internal conversations with several automakers about integration in addition to the US military.

RimTech will be integrated into the big data, vehicle security and mobility world; where it will be positioned very well to advance into the connected car space which is predicted to grow to a trillion dollar industry in the very near future.

Project Overlord‘s RimTech technology will retail under $280 when it hits consumer markets with the enterprise fleet platform in-tow shortly thereafter.

I'm Sierra Cozzens and that's your EmergingTech Brew game changer. Have a TECHtastic day see you tomorrow!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:06 PM 03/30/2015
FILED 02:25 PM 03/30/2015
SRV 150434644 - 5719692 FILE

CERTIFICATE OF INCORPORATION
OF

Project Overlord Systems Inc.

FIRST: The name of the corporation is: **Project Overlord Systems Inc.**

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is **1,500** shares having a par value of **$ 0.01** per share.

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

SIXTH: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

EIGHTH: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., whose mailing address is 16192 Coastal Highway, Lewes, DE 19958.

TENTH: To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this 30th day of March, 2015.

Signed and Attested to by:

Richard H. Bell

Harvard Business Services, Inc., Incorporator
By: Richard H. Bell, President

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Project Overlord Systems Inc. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Project Overlord Systems Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH:" so that, as amended said Article shall be and read as follows:

The amount of total authorized capital stock of the corporation shall be divided into 3,000,000 common class A shares having a par value of $0.001 per share, 15,000,000 common class B shares having a par value of $0.001 per share and 2,000,000 common class C shares having a par value of $0.001 each. The number of authorized shares of common stock may be raised by the affirmative vote of the holders of the outstanding shares of the corporation entitled to vote thereon.

All shares of common class A stock shall be identical and each share of common class A stock shall be entitled to one vote on all matters. All shares of common class B stock shall be identical and each share of common class B stock shall be entitled to 10 votes on all matters. All shares of common class C stock shall be identical and each share of common class C stock shall be voteless.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Project Overlord Systems Inc. has caused this certificate to be signed by an authorized officer, this 28 day of April, 2016.

BY: ______________________ -Signature

Name: Terrence Gaskin -please print

Title: CEO & Founder -please print

Delaware Division of Corporations
401 Federal Street – Suite 4
Dover, DE 19901
Phone: 302-739-3073

Certificate of Amendment

Dear Sir or Madam:

Enclosed please find a copy of the Certificate of Amendment to be filed in accordance with the General Corporation Law of the State of Delaware. The fee to file the Certificate is $194.00 If your document is more than 1 page, you must submit $9.00 for each additional page. You will receive a stamped filed copy of your submitted document. A certified copy may be requested for an additional $50. Should you be increasing the authorized stock, the filing fee could exceed the minimum. Expedited services are available. Please contact our office concerning these fees. Please make your check payable to the "Delaware Secretary of State".

For the convenience of processing your order in a timely manner, please include a cover letter with your name, address and telephone/fax number to enable us to contact you if necessary. Please make sure you thoroughly complete all information requested on this form. It is important that the execution be legible, we request that you print or type your name under the signature line.

Thank you for choosing Delaware as your corporate home. Should you require further assistance in this or any other matter, please don't hesitate to call us at (302) 739-3073.

Sincerely,

Department of State
Division of Corporations

encl.
rev. 07/04

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of
Project Overlord Systems Inc.
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " Fourth " so that, as amended, said Article shall be and read as follows:

See attached...

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 11th day of May, 20 22.

By: [signature]
Authorized Officer

Title: Founder

Name: Antoinette Gaskin
Print or Type

Doc cont.

The amount of the total authorized capital stock of the corporation shall be divided into 483,000,000 Preferred Class A shares having a par value of $.00001 per share each. 115,000,000 Preferred Class B shares having a par value of $.00001 per share each added 2,000,000 Common Class shares having a par value of $.00001 per share each. The share type of all share classes shall be Common Stock. The number of authorized shares of Common stock may be raised by the affirmative vote of the majority holders of the outstanding shares of the corporation's board entitled to vote.